SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

Stelmar Shipping Ltd. (SJH)

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

V8726M103

(CUSIP Number)

George Karageorgiou

c/o Stelinvest Corp.

Status Center

2A Areos Str.

Vouliagmeni, 16671

Athens, Greece

Tel: 011 30 210 967 1019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stelshi Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,138,584 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,138,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.50%
14	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. V8726M103	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stelios Haji-Ioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) See the originally filed Schedule 13D and Amendment Nos. 1 and 2 thereto.	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain and Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,138,584 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,138,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.50%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. V8726M103	Page 4 of 7

This statement constitutes Amendment No. 17 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 16, the “Schedule 13D”) on behalf of Stelshi Holding Ltd., a Liberian corporation (“Stelshi”), and its sole shareholder, Stelios Haji-Ioannou (“Stelios” and together with Stelshi, the “Reporting Persons”) with respect to the common stock, par value $.02 per share (the “Shares”) of Stelmar Shipping Ltd., a Liberian corporation (“Stelmar” or the “Company”). Capitalized terms not defined in this Amendment No. 17 shall have the respective meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On October 16, 2004, Stelios sent a letter to the Chairman of the Board of Directors of Stelmar (the “October 16 Letter”), which he posted on http://www.easy.com, the website of easyGroup (UK) Ltd, of which he is Chairman and sole shareholder, pursuant to which he noted his plans to attend the November 16th meeting of shareholders and his dissatisfaction with current management’s handling of various corporate matters as further described therein. The October 16 Letter is attached hereto as Exhibit A.

Although the foregoing represents the general range of activities presently contemplated by the Reporting Persons with respect to Stelmar, the Reporting Persons intend to continually review the Company’s business, affairs, management and financial position, as well as

CUSIP No. V8726M103	Page 5 of 7

conditions in the securities market and general economic and industrial conditions. The possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing may be taken by some or all of the Reporting Persons.

Item 7. Material to Be Filed as Exhibits.

A Joint Filing Agreement between Stelshi and Stelios is filed as an exhibit to Amendment No. 14 to the Schedule 13D and is incorporated by reference herein. A Power of Attorney authorizing George Charalambous to sign, make, execute, deliver, file and record statements on Schedule 13D (including exhibits thereto) on behalf of Stelios in any and all capacities is filed as an exhibit to Amendment No. 15 to the Schedule 13D and is incorporated by reference herein.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description
A	October 16 Letter from Stelios to the Chairman of the Board of Directors, dated October 16, 2004.

CUSIP No. V8726M103	Page 6 of 7

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 18, 2004

STELSHI HOLDING LTD.

By:	/s/ George Charalambous
Name:	George Charalambous
Title:	Director

STELIOS HAJI - IOANNOU

/s/ George Charalambous
George Charalambous
Attorney-in-fact for Stelios Haji-Ioannou

CUSIP No. V8726M103	Page 7 of 7

EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location
A	October 16 Letter from Stelios to the Chairman of the Board of Directors, dated October 16, 2004.	Filed herewith